UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

SYNAGEVA BIOPHARMA CORP.

(Name of Subject Company)

SYNAGEVA BIOPHARMA CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87159A103

(CUSIP Number of Common Stock)

Sanj K. Patel

President & Chief Executive Officer

Synageva BioPharma Corp.

33 Hayden Avenue

Lexington, Massachusetts 02421

(781) 357-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Matthew G. Hurd Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Synageva BioPharma Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 22, 2015, relating to the exchange offer by Pulsar Merger Sub Inc., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for each Share validly tendered and not properly withdrawn, consideration in the form of (i) $115.00 in cash and (ii) 0.6581 shares of Alexion common stock, plus cash in lieu of fractional shares, in each case, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated May 22, 2015, as amended, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed by Alexion and Offeror with the SEC on May 22, 2015.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following information below the paragraph at the end of the Item:

“(h) Expiration of the Offer.

At midnight, New York City time, at the end of June 19, 2015, the Offer expired. The Offeror was advised by the depositary and exchange agent for the Offer, that as of the expiration of the Offer, a total of 21,021,124 Shares were validly tendered and not properly withdrawn, representing approximately 56.3% of the outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the minimum tender condition, as such term is defined in the Prospectus/Offer to Exchange, and all conditions to the Offer were satisfied. Accordingly, Offeror accepted for exchange, and will promptly exchange, all Shares validly tendered and not properly withdrawn.

Following consummation of the Offer, Alexion intends to acquire the remaining Shares through the First Merger. Offeror will have acquired a sufficient number of Shares to complete the First Merger without a vote of the stockholders of the company pursuant to Section 251(h) of the DGCL. Accordingly, the First Merger will be completed pursuant to Section 251(h) of the DGCL. In the First Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Alexion, Offeror or any other direct or indirect wholly owned subsidiary of Alexion and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares) will at the First Effective Time of the Merger be converted into the right to receive the Transaction Consideration. Following the First Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2015	SYNAGEVA BIOPHARMA CORP.

	By:	/s/ Sanj K. Patel
Sanj K. Patel, President and Chief Executive Officer